35 East 62nd Street
New York, NY 10065

                      December 20, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SIGA Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 10, 2010 File No. 000-23047

Dear Mr. Riedler:

Reference is made to the letter dated December 13, 2010 (the “Comment Letter”) to Dr. Eric A. Rose, Chief Executive Officer of SIGA Technologies, Inc. (the “Company,” “our,” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 17

1.
Please provide draft disclosure for an amendment that explains the Compensation Committee’s basis for awarding Dr. Hruby the $75,000 discretionary bonus.  Notwithstanding that the award was discretionary, you are still required to disclose the committee’s reasoning in making the award.

Mr. Jeffrey P. Riedler
Division of Corporation Finance
December 20, 2010

The Compensation Committee, in its discretion, may establish cash incentive programs and otherwise award bonuses to executive officers and key employees.  Annual incentive compensation to our executive officers is payable pursuant to contractual provisions with certain executives that provide eligibility to receive discretionary bonuses, in the sole discretion of the Board of Directors, based on the executives’ performance, economic and business conditions affecting the Company, and the financial condition of the Company.  In connection with its review of compensation matters for the Company executive officers, the Compensation Committee reviews information regarding the compensation of similarly situated executives at peer companies.  As discussed further in this letter, the Compensation Committee retained an independent compensation consulting firm to assist it in making such review.  The Compensation Committee makes recommendations to the Board of Directors with respect to such amounts based on the foregoing facts.  We believe that the annual incentive bonuses motivate and encourage our executives to fulfill our objectives and provide us with the opportunity to recognize superior individual performance.

For 2009, Dr. Hruby received a discretionary bonus of $75,000.  In its evaluation of Dr. Hruby, the Committee considered achievement of program objectives within budgetary requirements, new grants and other third-party funding obtained, relationships with regulators and current and possible future scientific partners, compliance with grant requirements and management of the Company’s research facility located in Corvallis, Oregon and the recent announcement by the Biomedical Advanced Research and Development Authority (“BARDA”) of a Request for Proposal (“RFP”) for the acquisition of a smallpox antiviral, the response to which required Dr. Hruby to expend additional significant efforts on the Company’s behalf.

The Company believes most, if not all, information contained in this response letter is presented in the Company’s Definitive Proxy Statement on Schedule 14A, dated April 12, 2010 (the “Proxy”) but understands such information could have been presented more concisely, in the form such disclosure is provided above.  For this reason, the Company requests that such changes be made in its next annual proxy filing.

Long-Term Incentive Awards, page 17

2.
Please provide draft disclosure for an amendment that discusses the stock option awards made to Ms. Dugary and Dr. Hruby in 2009, including the material performance factors considered by the Compensation Committee in determining how many options to award, the Committee’s assessment of Ms. Dugary and Dr. Hruby with respect to those performance factors, and how the Compensation Committee translated such assessment into the specific option awards ultimately granted to these named executive officers.

In determining the size of an option grant to a named executive officer, the Compensation Committee considers not only competitive market factors, changes in responsibility and the executive officers’ achievement of pre-established goals, but also the number, term and vesting of options previously granted to the officer.  The Compensation Committee may also consider the total compensation package or changes made thereto, when determining whether to make an

Mr. Jeffrey P. Riedler
Division of Corporation Finance
December 20, 2010

option award.  The number of shares granted to each named executive officer was determined by the Committee based on its consideration of the named executive officer’s individual responsibilities and ability to significantly enhance key company initiatives.  In connection with its review of compensation matters for the Company executive officers, the Compensation Committee also reviews information regarding the overall compensation, including option awards, of similarly situated executives at peer companies.  As discussed further in this letter, the Compensation Committee retained an independent compensation consulting firm to assist it in making such review.  The Compensation Committee makes recommendations to the Board of Directors with respect to such awards based on the foregoing facts.

In its consideration of competitive market factors, the Compensation Committee looked at market data provided by Mercer Consulting and compared the proposed 2009 compensation of Ms. Dugary and Dr. Hruby against peer group Chief Financial Officers and top science executives, respectively, of biotech companies identified by SIGA as comparable.  The Committee also considered the fact that both Ms. Dugary and Dr. Hruby were awarded options in 2007, but were not awarded options in 2008.  In addition, the Committee considered the amendments made to each of Ms. Dugary’s and Dr. Hruby’s employment agreements in 2009.

In its evaluation of Ayelet Dugary, the Committee considered the Company’s financial performance, Ms. Dugary’s role in achieving the Company’s financial goals, her relationships with shareholders and potential investors, her efforts with respect to financial regulatory compliance (including compliance with NASDAQ rules, the securities laws and all related regulations), and the preparation of and compliance with the Company’s budget.  The Committee also took into consideration Ms. Dugary’s change in position with the Company in 2009, from Director of Finance and Controller to Acting Chief Financial Officer in February 2009 and ultimately to Chief Financial Officer in April 2009 and the additional work required in connection with the aforementioned BARDA RFP.

In its evaluation of Dr. Hruby, the Committee considered achievement of program objectives within budgetary requirements, new grants and other third-party funding obtained, relationships with regulators and current and possible future scientific partners, compliance with grant requirements and management of the Company’s research facility located in Corvallis, Oregon and the additional work required in connection with the aforementioned BARDA RFP.

Based on the above analysis, the Compensation Committee determined that it was in the best interest of our Company to issue stock options to motivate the aforementioned executive officers to contribute to our growth and to continue their service with our Company. During the year ended December 31, 2009, the Compensation Committee recommended the award of 50,000 options to each of Ayelet Dugary, Chief Financial Officer, and Dennis Hruby, Chief Scientific Officer.  For each award, the Compensation Committee recommended that the options become exercisable according to the following vesting schedule: 16,666 vesting on March 5, 2010, 16,667 vesting on March 5, 2011 and the remaining 16,667 vesting on March 5, 2012. The Board of Directors approved the award.  These 50,000 options have an exercise price of $4.70 per share, which was the closing market price on the date of the grant.

Mr. Jeffrey P. Riedler
Division of Corporation Finance
December 20, 2010

The Company believes most, if not all, of the information contained in this response letter is presented in the Proxy, but understands such information could have been presented more concisely, in the form such disclosure is provided above.  For this reason, the Company requests that such changes be made in its next annual proxy filing.

* * * * * * *

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at (212) 672-9100.

Very truly yours,

/s/ Ayelet Dugary
Ayelet Dugary
Chief Financial Officer

cc:  Eric A. Rose, M.D.
      Chief Executive Officer